YOUR REF AND DATE

OUR REF AND DATE

2708/JS/ST
27 August 2002

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA
Attention: Filing Desk

northern rock

Group Secretary's Office
Northern Rock plc
Northern Rock House
Gosforth
Newcastle upon Tyne
NE3 4PL
Telephone 0191 279 4139
Facimile 0191 279 4130

02058649

Dear Sirs

Northern Rock plc - Employee Share Option Scheme

Please find enclosed a filing of Northern Rock plc - Employee Share Option Scheme on Form 6-K.

Yours faithfully

J Shipley
Assistant Company Secretary

Encs

NORTHERN ROCK PLC
EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 23 August 2002 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 15,450 Ordinary 25p Shares (Shares) in the Company at £7.07 per Share to an individual who had exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees in June 1998). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following these transactions, the Northern Rock Employee Trust holds a total of 5,183,470 Shares representing 1.23% of the Company's issued share capital.

23rd Aug 2002

NORTHERN ROCK PLC
EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 23 August 2002 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 15,450 Ordinary 25p Shares (Shares) in the Company at £7.07 per Share to an individual who had exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees in June 1998). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following these transactions, the Northern Rock Employee Trust holds a total of 5,183,470 Shares representing 1.23% of the Company's issued share capital.

23rd Aug 2002

NORTHERN ROCK PLC
EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 23 August 2002 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 15,450 Ordinary 25p Shares (Shares) in the Company at £7.07 per Share to an individual who had exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees in June 1998). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following these transactions, the Northern Rock Employee Trust holds a total of 5,183,470 Shares representing 1.23% of the Company's issued share capital.

23rd Aug 2002

NORTHERN ROCK PLC
EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 23 August 2002 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 15,450 Ordinary 25p Shares (Shares) in the Company at £7.07 per Share to an individual who had exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees in June 1998). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following these transactions, the Northern Rock Employee Trust holds a total of 5,183,470 Shares representing 1.23% of the Company's issued share capital.

23rd Aug 2002

NORTHERN ROCK PLC
EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 23 August 2002 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 15,450 Ordinary 25p Shares (Shares) in the Company at £7.07 per Share to an individual who had exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees in June 1998). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following these transactions, the Northern Rock Employee Trust holds a total of 5,183,470 Shares representing 1.23% of the Company's issued share capital.

23rd Aug 2002

NORTHERN ROCK PLC
EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 23 August 2002 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 15,450 Ordinary 25p Shares (Shares) in the Company at £7.07 per Share to an individual who had exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees in June 1998). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following these transactions, the Northern Rock Employee Trust holds a total of 5,183,470 Shares representing 1.23% of the Company's issued share capital.

23rd Aug 2002

NORTHERN ROCK PLC
EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 23 August 2002 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 15,450 Ordinary 25p Shares (Shares) in the Company at £7.07 per Share to an individual who had exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees in June 1998). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following these transactions, the Northern Rock Employee Trust holds a total of 5,183,470 Shares representing 1.23% of the Company's issued share capital.

23rd Aug 2002

NORTHERN ROCK PLC
EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 23 August 2002 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 15,450 Ordinary 25p Shares (Shares) in the Company at £7.07 per Share to an individual who had exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees in June 1998). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following these transactions, the Northern Rock Employee Trust holds a total of 5,183,470 Shares representing 1.23% of the Company's issued share capital.

23rd Aug 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Northern Rock plc
(Translation of Registrant's name into English)

Northern Rock House
Gosforth
Newcastle upon Tyne
England
NE3 4PL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F

Form 20-F ...√... Form 40-F .....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No ...√...

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INDEX

Document No.	Document
1.	Northern Rock plc - Employee Share Option Scheme

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

Northern Rock plc
(Registrant)

Date: 27 August 2002

By: ______________________

Name: J Shipley
Title: Assistant Company Secretary

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